UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
________

FORM 11-K

    [ X]        ANNUAL REPORT PURSUANT TO SECTION 15(D) OF
                   THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2010
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from: ___________ to _________________

000-22537-01
(Commission File Number)

NATIONAL PENN BANCSHARES, INC. CAPITAL ACCUMULATION PLAN
(Full title of the plan)

NATIONAL PENN BANCSHARES, INC.
P. O. Box 547
Philadelphia and Reading Avenues, Boyertown, PA 19512

(Name of issuer of the securities held pursuant
to the plan and the address of its principal executive office)

Notices and communications from the Securities and Exchange Commission relating to this Report should be forwarded to:

National Penn Bancshares, Inc. Philadelphia and Reading Avenues Boyertown, Pennsylvania 19512
Attention:	Michael J. Hughes Group Executive Vice President and Chief Financial Officer

With copies to:

H. Anderson Ellsworth, Esquire Group Executive Vice President and Chief Legal Officer National Penn Bank P. O. Box 547 Boyertown, Pennsylvania 19512

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FORM 11-K

REPORT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrative Committee
National Penn Bancshares, Inc. Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010.  These financial statements are the responsibility of the Plan Administrator.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the National Penn Bancshares, Inc. Capital Accumulation Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule H, line 4i - Schedule of Assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Philadelphia, Pennsylvania
June 29, 2011

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2010	2009
ASSETS
Investments at fair value	$80,895,052	$69,734,179
Receivables:
Employer contributions	1,604,085	103,103
Employee contributions	240,321	222,717
Notes receivable from participants	2,308,196	2,184,153
Total receivables	4,152,602	2,509,973
Total assets	85,047,654	72,244,152

LIABILITIES
Other	85,678	64,145
Total liabilities	85,678	64,145
Net assets available for plan benefits	$84,961,976	$72,180,007

            _______________________________________________
            See accompanying notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended
December 31, 2010
Additions to net assets
Investment income
Net appreciation in fair value of investments	$9,935,639
Interest and dividend income	452,647
Total investment income	10,388,286

Interest income on notes receivable from participants	143,262

Contributions:
Employer (net of forfeitures)	3,124,206
Participants	5,951,078
Rollovers	566,001
Total contributions	9,641,285

Total additions	20,172,833

Deductions from net assets
Distributions to participants	7,219,250
Other	171,614
Total deductions	7,390,864

Net increase	12,781,969
Net assets available for plan benefits beginning of year	72,180,007
Net assets available for plan benefits end of year	$84,961,976

            _______________________________________________
            See accompanying notes to financial statements.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A – DESCRIPTION OF THE PLAN

The National Penn Bancshares, Inc. Capital Accumulation Plan (the “Plan”) is a defined contribution plan covering substantially all employees of National Penn Bancshares, Inc. and its direct and indirect subsidiaries (collectively, the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Company is the Plan Administrator, and Prudential Retirement Services is the Directed Record-Keeper of the Plan.  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

1.  Eligibility

All full- and part-time employees of the Company are eligible for participation in the Plan on the first day of the month following 30 days of employment. All newly-eligible employees are automatically enrolled at a contribution rate of 3% of base compensation, subject to “opt-out” procedures.

2.  Contributions

Participants may contribute up to 100% of eligible pre-tax compensation, as defined by the Plan and subject to applicable limits under the Internal Revenue Code.  The Plan also includes an option to make after-tax (“Roth”) contributions which generally allow tax free distributions at retirement.  Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions.  Participants may also roll-over amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company makes a matching cash contribution to the Plan equal to 50% of each participant’s contribution up to a maximum of 7% of eligible pretax compensation for the Plan year.  The Plan also permits a discretionary profit sharing contribution to be allocated to employees based upon an award schedule, which is approved annually by the Compensation Committee of the Board of Directors and is based upon the Company’s achievement of certain financial targets.

Participants direct all contributions, including Company matching contributions and discretionary profit sharing contributions, into various investment options offered by the Plan.  The Plan currently offers nine mutual funds, three pooled separate accounts, a guaranteed income fund, a self-directed brokerage account and Company common stock as investment options for participants.  Under the self-directed brokerage option, participants may direct investments from holdings already in the plan to any listed stock or mutual fund.

3.  Participant Accounts and Vesting

Each participant’s account is credited with their contributions and allocations of (a) the Company’s contributions; (b) net earnings from their respective investment elections; and (c) an allocation of administrative expenses, if applicable.

Upon entry into the Plan, participants are 100% vested in their contributions and net earnings from their respective investment elections. Vesting of Company contributions is based on years of service.  Participants are vested at a rate of 25% for each of the first two years of service and 50% for the third year of service, and a participant is 100% vested after three years of credited service. Upon death, disability or retirement, as defined by the Plan, all contributions and net earnings from participant investment elections vest 100%.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE A – DESCRIPTION OF THE PLAN – Continued

4.  Payment of Benefits

If a participant’s employment with the Company is terminated for any reason other than death, disability or retirement and their account balance does not exceed $5,000, the Plan will automatically distribute a lump-sum payment to the participant.  If the account balance is greater than $5,000 or the termination is a result of the preceding circumstances, the participant has the option of receiving a lump-sum payment or maintaining the account balance with the Plan for an annual fee.

5.  Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their account balance.  Loan terms range to a maximum of 5 years but can extend for up to a 15-year period if used for the purchase of a primary residence.  Loans to participants are secured by the balance in their respective account.  Interest rates are fixed at the time of borrowing at the current prime rate plus 2%, and interest rates for participant loans ranged from 5.25% to 10.25% at December 31, 2010.  Principal and interest payments are paid ratably through biweekly payroll deductions and are added to the participants account balance.

6.   Forfeited Accounts

Forfeiture of terminated participants’ non-vested accounts are used to reduce administrative expenses of the Plan, and then used to reduce Company contributions.  For the period ending December 31, 2010 and December 31, 2009, forfeited non-vested amounts totaled $204,126 and $101,870, respectively. The forfeited non-vested accounts were used to pay $22,920 for administrative expenses during 2010.

7.  Plan Expenses

Administrative expenses of the Plan are paid by the Company and/or unallocated Plan forfeitures.

NOTE B – SUMMARY OF ACCOUNTING POLICIES

A summary of the Plan’s significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

1.  Basis of Accounting and Use of Estimates

The accompanying financial statements have been prepared using the accounting principles generally accepted in the United States of America (“GAAP”).The preparation of financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes.  Actual results could differ from those estimates.  Loans to participants have been classified as notes receivable from participants.  Previously, loans to participants were classified as investments.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE B – SUMMARY OF ACCOUNTING POLICIES – Continued

2.  Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, except for the portion of investments participants have allocated to fully benefit-responsive investment contracts, which are measured at the contract value. Refer to Note D – Investments in Insurance Contracts for additional discussion.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  The value of the units of the pooled separate accounts is determined by the issuer of the pooled separate accounts based on the fair market value of the underlying investments.  National Penn Bancshares, Inc. (“NPBC”) common stock is valued at its quoted market price.

The change in fair value of investments during the year is measured by the difference between the fair value at year-end and the fair value at the beginning of the year, and the change in contract value of investment contracts during the year is measured by the difference between the contract value at year-end and the contract value at the beginning of the year and are reflected in the statements of changes in net assets available for benefits as net appreciation in fair value of investments.

The purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

3.  Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Under certain circumstances, delinquent loans may be treated as distributions from the Plan by netting the loan receivable to the balance of the participant’s account.

4.  Distributions to Participants

     Distributions are recorded when paid.

5.  Risks and Uncertainties

Participants direct all contributions of the plan into various investment options.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.  As of December 31, 2010 and 2009, 12% and 11%, respectively, of the Plan’s assets were invested in the common stock of National Penn Bancshares, Inc. (quoted market price of $8.03 and $5.79 per share, respectively).  As of June 15, 2011, the market price of National Penn Bancshares, Inc. stock was $6.85.

6.  Recent Accounting Pronouncements

In September 2010, the FASB issued guidance which requires disclosure and measurement changes related to participant loans.  The updated guidance requires that participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and are classified as notes receivable from participants.  Previously, loans were measured at fair value and classified as investments.  The provisions of the guidance were effective for fiscal years ending after Decmeber 15, 2010, with retrospecitve application. The Plan adopted this guidance effective December 31, 2010, and the Plan’s financial statements have been reclassified accordingly. Participant loans have been reclassified to notes receivable from participants as of December 31, 2009. Previously, loans to participants were classified as investments.  Interest income related to participant loans has been classified as interest income on notes receivable from participants, and the adoption of this pronouncement did not impact the statements of changes in net assets available for benefits.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS

The following table presents the fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2010 and 2009:

		December 31,
		2010	2009
Investments, at fair value	Asset Class
Guaranteed Income Fund	Guaranteed income fund	12,283,823	11,611,583
NPBC common stock	Common stock	10,565,076	7,583,087
Allianz NFJ Dividend Value A	Mutual fund	9,157,328	7,914,768
PIMCO Total Return Admin	Mutual fund	8,803,024	7,936,652
Dryden S&P 500(R) Index Fund	Pooled separate account	7,010,353	6,501,626
American Funds EuroPacific Gr R4	Mutual fund	6,850,865	6,007,317
American Funds Inc Fund of Amer R4	Mutual fund	6,849,524	6,210,398
American Funds Growth Fund of Amer R4	Mutual fund	6,582,736	5,686,716
Victory Special Value A	Mutual fund	5,448,558	4,637,998

For the year ended December 31, 2010, the Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in value as follows:

Year Ended
December 31, 2010

Mutual funds	$5,445,233
NPBC common stock	3,021,569
Pooled separate accounts	1,429,278
Guaranteed income fund	(1,330)
Self-directed brokerage	40,889
Net appreciation in fair value of investments	$9,935,639

Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  Accounting guidelines establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement:

Level 1 –Unadjusted quoted prices in active markets (i.e. generally traded on exchanges) that are accessible at the measurement date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in markets that are not active or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 – Prices or valuation techniques that require inputs are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

A financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following is a description of the Plan’s valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of alternative methodologies or assumptions to determine the fair value of certain financial instruments could result in a change to the reported fair value.

Mutual funds

The shares of mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1 investments.

Guaranteed income fund

The Guaranteed Income Fund (“GIF”) is a fully benefit-responsive investment fund and is classified as a Level 2 investment. The GIF is valued based upon the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Pooled separate accounts

Pooled separate accounts (“PSAs”) are comprised of non-benefit-responsive investment contracts and are classified as Level 2 investments.  Investments in pooled separate accounts are valued on a per unit market value basis as determined by the issuer, which reflects the fair value of the underlying investments comprising the separate pooled funds.

Common stocks

NPBC common stock and common stocks held in participant-directed brokerage accounts are stated at fair value as quoted on a recognized securities exchange and are valued at the last reported sales price on the last business day of the Plan year and are classified as Level 1 investments.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE C – INVESTMENTS AND FAIR VALUE MEASUREMENTS – Continued

The following table sets forth the Company’s financial assets that were recorded at fair values on a recurring basis by level within the fair value hierarchy.

		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2010

Mutual funds:
Value funds	$16,006,852	$16,006,852	$-	$-
Blended funds	12,299,423	12,299,423	-	-
Growth funds	10,079,315	10,079,315	-	-
Fixed income funds	8,803,024	8,803,024	-	-
Total mutual funds	47,188,614	47,188,614	-	-

Guaranteed income fund	12,283,823	-	12,283,823	-

NPBC common stock	10,565,076	10,565,076	-	-

Pooled separate accounts
Index funds	7,010,353	-	7,010,353	-
Value funds	1,926,687	-	1,926,687	-
Growth funds	1,460,168	-	1,460,168	-
Total pooled separate accounts	10,397,208	-	10,397,208	-

Self-directed brokerage	460,331	460,331	-	-

Total plan assets at fair value	$80,895,052	$58,214,021	$22,681,031	$-

December 31, 2009

Mutual funds:
Value funds	$14,125,166	$14,125,166	$-	$-
Blended funds	10,645,315	10,645,315	-	-
Growth funds	8,206,386	8,206,386	-	-
Fixed income funds	7,936,652	7,936,652	-	-
Total mutual funds	40,913,519	40,913,519	-	-

Guaranteed income fund	11,611,583	-	11,611,583	-

NPBC common stock	7,583,087	7,583,087	-	-

Pooled separate accounts
Index funds	6,501,626	-	6,501,626	-
Value funds	1,420,413	-	1,420,413	-
Growth funds	1,148,479	-	1,148,479	-
Total pooled separate accounts	9,070,518	-	9,070,518	-

Self-directed brokerage	555,472	555,472	-	-

Total plan assets at fair value	$69,734,179	$49,052,078	$20,682,101	$-

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE D – INVESTMENT IN INSURANCE CONTRACTS

The GIF is a group annuity insurance product issued by Prudential Retirement Insurance and Annuity Company (“PRIAC”), Hartford, CT and is backed by the full faith and creditworthiness of the issuer.  Guarantees are based on the claims-paying ability of PRIAC and not on the value of the securities within the insurer’s general account.  The credit rating of the issuer at December 31, 2010 was A2 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account.  Payment obligations under the GIF represent an insurance claim supported by all general account assets.  The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product.  Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate.  Past interest rates are not indicative of future interest rates.

Contract Operation

Under the group annuity insurance contract that supports this product, participants may ordinarily direct permitted withdrawal or transfers of all or a portion of their account balance at Contract Value within reasonable timeframes.  Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees.  Contract Value is also often referred to as “Book Value”.  The contract is effected directly between the Plan (or the Plan’s trustee) and the issuer.  The repayment of principal and interest credited to participants is a financial obligation of the issuer.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Given these provisions, the Plan considers this contract to be benefit responsive.

Contract/Fair Value

December 31,
2010	2009

$12,283,823	$11,611,583

The concept of a value other than Contract Value does not apply to this insurance company issued under general account backed evergreen (no maturity date) group annuity spread product even upon a discontinuance of the contract in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue.  This contract’s operation is different than many other evergreen group annuity products in the market by virtue of the fact that a Market Value (fair value) Adjustment does not apply upon a discontinuance.  This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specified period of time as outlined in the group annuity contract.  This product is not a traditional Guaranteed Investment Contract (“GIC”), and therefore there are no known cashflows that could be discounted.  As a result, the fair value amount shown materially approximates the Contract Value.

Interest Crediting Rates

Interest is credited on contract balances using a single “portfolio rate” approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those contributions.  Interest crediting rate resets are reviewed on a semi-annual basis.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE D– INVESTMENTS IN INSURANCE CONTRACTS – Continued

When establishing interest crediting rates for this product, the Plan considers many factors, including current economic and market conditions, the general interest rate environment and both the expected and actual experience of a reference portfolio within the issuer’s general account.  These rates are established without the use of a specific formula.  The minimum crediting rate under the contract is 1.50%.

Average Yield Information

Information

	2010	2009
Average yield earned by the Plan	3.40%	3.40%
Average yield credited to participants	3.40%	3.40%

The Average Earnings Yield is calculated by dividing the earnings credited to the plan on the last day of the plan year by the end of plan year Fair Value and then annualizing the result.  The Average Crediting Rate Yield shown is calculated by dividing the earnings credited to the participants on the last day of the plan year by the end of plan year Fair Value and then annualizing the result.  As a result of current GIF product construction, no adjustment will be required to mediate between the average earnings credited to the plan and the average earnings credited to the participants.  For products whose Fair Value differs from Contract Value and/or for products that have multiple rate changes during the plan year, these reported yields may differ from the actual earnings rates crediting to the plan as well as the actual crediting rates paid to participants during the full plan year.

Events

Generally, there are not any events that could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value paid over time. There are not any events that allow the issuer to terminate the contract and which require the plan sponsor to settle at an amount different than Contract Value paid either within 90 days or over time.

As previously discussed, the Plan reports investment contracts at the contract value. Refer to NOTE B and C for additional details.

NOTE E – RELATED PARTY TRANSACTIONS

Investment choices under the Plan at December 31, 2010 include NPBC common stock and the Institutional Advisors Large Cap mutual fund.  A subsidiary of the Plan sponsor serves as investment advisor to the mutual fund.

NOTE F - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

NOTE G - INCOME TAX STATUS

On June 20, 2002, the Internal Revenue Service stated that the prototype adopted by the Plan, as then designed, qualifies under Section 401(a) of the Internal Revenue Code (“IRC”).  The Plan was amended on January 1, 2008 and has not received a determination letter specific to the Plan itself; however the Plan administrator believes that the Plan is designed and is being operated in accordance with the prototype document.  Therefore, no provision for income taxes or reserves for uncertain tax positions have been recorded in the Plan’s financial statements. In February 2010, the Plan was amended to comply with the Economic Growth and Tax Relief and Reconciliation Act of 2001 (“EGTRRA”). The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax periods.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2010 and 2009

EIN 23-2215075
Plan No. 001

SUPPLEMENTAL INFORMATION
Schedule H, line 4i – Schedule of Assets (held at end of year) as of December 31, 2010

	Description of investment, including
Identity of issue, borrower, lessor or	maturity date, rate of interest,		Current
similar party	collateral, par or maturity value	Shares	Value

Prudential Retirement Insurance and Annuity Company	Guaranteed Income Fund	420,202	$12,283,823
National Penn Bancshares, Inc. *	NPBC common stock	1,315,701	10,565,076
Allianz Global Inv Fund Mgmt LLC	Allianz NFJ Dividend Value A	806,813	9,157,328
Pacific Investment Management Co LLC	PIMCO Total Return Admin	811,339	8,803,024
Quantitative Management Associates	Dryden S&P 500(R) Index Fund	85,163	7,010,353
Capital Research and Management Company	American Funds EuroPacific Gr R4	168,409	6,850,865
Capital Research and Management Company	American Funds Inc Fund of Amer R4	414,369	6,849,524
Capital Research and Management Company	American Funds Growth Fund of Amer R4	218,044	6,582,736
Victory Capital Management Inc.	Victory Special Value A	334,473	5,448,558
Cramer Rosenthal McGlynn, LLC	Mid Cap Value / CRM Fund	140,698	1,926,687
Aston Asset Management LLC	Aston/Tamro Small Cap N	85,101	1,800,731
TimesSquare Capital Management, LLC	Mid Cap Growth / TimesSquare Fund	80,823	1,460,168
Nuveen Fund Advisors, Inc.	Nuveen Small Cap Select R3	75,215	970,268
Institutional Advisors LLC **	Institutional Advisors Large Cap	48,147	725,580
Self-directed Brokerage	Self-directed brokerage	460,331	460,331
Participant Loans*	5.25% - 10.25%; maturity dates vary through 2035		2,308,196
Total assets held for investment		5,464,828	$83,203,248

* Party-in-interest
** Subsidiary of the Plan Sponsor

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in the Borough of Boyertown, Commonwealth of Pennsylvania, on this 29th day of June, 2011.

NATIONAL PENN BANCSHARES, INC.
CAPITAL ACCUMULATION PLAN

By National Penn Bancshares, Inc.,
as Plan Administrator

By: /s/ Scott V. Fainor
Scott V. Fainor
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.

        23                                Consent of Independent Registered Public Accounting Firm.